Exhibit 99.1

Calyxt Files Registration Statement for Proposed Initial Public Offering

ST. PAUL, Minn. & NEW YORK--(BUSINESS WIRE)--June 23, 2017--Regulatory News:

Cellectis S.A. (Alternext : ALCLS ; Nasdaq : CLLS) and Calyxt, Inc. announced that Calyxt has publicly filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission (SEC) relating to a proposed initial public offering (IPO) of shares of Calyxt common stock. Calyxt is Cellectis’ 100% owned gene editing agriculture company. The number of shares to be offered and the price range for the offering have not yet been determined, although Cellectis intends to retain majority ownership of Calyxt.

Citigroup, Credit Suisse and Jefferies are acting as joint book-running managers for the proposed offering. Wells Fargo Securities is acting as lead manager and Ladenburg Thalmann is acting as co-manager.

This offering will be made only by means of a prospectus (included in the registration statement on Form S-1). When available, a copy of the preliminary prospectus may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (800) 831-9146; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, or by telephone at (800) 221-1037, or by email at newyork.prospectus@credit-suisse.com; or Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by telephone at (877) 547-6340, or by e-mail at Prospectus_Department@Jefferies.com.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. The registration statement is available at https://www.cellectis.com/FINAL.calyxt.s1.june.23.2017.pdf. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

CONTACT:
Media
Jennifer Moore, VP Communications
Phone: 917-580-1088
email: media@calyxt.com / media@cellectis.com
or
Caitlin Kasunich / Nick Opich
KCSA Strategic Communications
Phone: 212-896-1241 / 212-896-1206
email: ckasunich@kcsa.com / nopich@kcsa.com
or
Investor Relations
Simon Harnest, VP Corporate Strategy and Finance
Phone: 646-385-9008
email: simon.harnest@cellectis.com